Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

August 31, 2020

Filed via EDGAR

Ms. Jaea Hahn, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Amendment to Delaware VIP International Series Registration Statement on Form N-1A (File Nos. 811-05162; 033-14363)

Dear Ms. Hahn:
On behalf of Delaware VIP International Series (the “Series”), a series of Delaware VIP Trust, submitted herewith via EDGAR are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated on August 17, 2020 with regard to the amendment to the Series’ registration statement on Form N-1A (the “Amendment”).  The Amendment was filed in order to register a new Service Class of the Series.
 Each comment from the Staff is summarized below, followed by the Series’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

1.
Comment: Please describe in greater detail how the Series will invest in international securities in compliance with footnote 42 in SEC Release No. IC-24828, which states that “[w]e would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” Please provide further color about the Series’ investments in international securities in the section of the Series’ Prospectus entitled “What are the Series’ principal investment strategies?” if possible and use the terms “significantly” or “primarily”.

Response: The Series believes that its current principal investment strategies comply with footnote 42 of SEC Release No. IC-24828 and therefore respectfully declines to make any related revisions. The Series also notes that its principal investment strategies use the phrase “primarily invests” to describe the Series’ focus on investments in companies that are located outside of the United States.

2.
Comment: Please clarify whether the Series invests in emerging markets or developed countries. We note that investments in emerging markets are not discussed in Series’ principal investment strategies, but are included in the Series’ principal risks.

Response: The Series may invest in emerging markets securities and a related reference will be added to the Series’ principal investment strategies.

3.	Comment: Please clarify whether the Series can invest in investments in any market cap.

Response: The Series may invest in any market cap, but does not meaningfully focus on small- or mid-size cap securities.

4.
Comment: Please note the specific kinds of equity securities envisioned by the following statement “[t]he Series primarily invests in . . . other equity securities of companies that are located outside of the United States” in the section of the Series’ Prospectus entitled “What are the Series’ principal investment strategies?”

Response: The Series will revise this description to read as follows, to provide more clarity about the Series’ investments:

The Series invests primarily in equity securities of companies that are located outside of the United States, including common or ordinary stocks, which provide the potential for capital appreciation. The Series may also invest in foreign companies through sponsored or unsponsored depositary receipts, which are receipts typically issued by a bank or trust company evidencing ownership of underlying securities issued by a foreign company. The Series may invest in securities issued in any currency and may hold foreign currency.

5.
Comment: Please describe whether the Series is currently concentrated in any market sector and if so, please add related specific sector risk disclosure to the summary risk section. In addition, please describe any country concentration in the Series’ principal strategies and risks.

Response: The Series is currently concentrated in the consumer staples sector. To reflect this concentration, the Series will add the following to “What are the principal risks of investing in the Series?”:

Consumer staples sector risk — Companies in the consumer staples sector may be adversely affected by changes in the worldwide economy, world events, government regulation, environmental factors, consumer confidence, consumer spending, marketing, competition, demographics and consumer preferences, product trends, and production spending. Companies in this sector are also affected by natural and man-made disasters and political, social, or labor unrest that affect production and distribution of consumer staple products.

6.	Comment: Please note supplementally whether or not the Series’ holdings are currently diversified or nondiversified.

Response: The Series confirms that the Series’ holdings are nondiversified.

7.
Comment: Please consider breaking the second paragraph under “What are the Series’ principal investment strategies?” in the Series’ Prospectus into separate paragraphs or bulletpoints in order to make it more readable for shareholders in compliance with the plain English requirements.

Response: The requested change will be made.

8.
Comment: Please clarify that the Series is referring to a different meaning for “fair value”, with regard to following sentence under “What are the Series’ principal investment strategies?” in the Series’ Prospectus:

The portfolio managers strive to purchase stocks at a discount to what they deem to be fair value.

Response: The Series will replace this reference with “true value.”

9.	Comment: Please clarify why liquidity risk is disclosed as a principal risk for the Series.

Response: The Series includes liquidity risk as a principal risk because many of the international markets in which it invests do not have the same daily liquidity characteristics as the U.S. market.

10.	Comment: Consider adding portfolio turnover risk as a principal risk for the Series if applicable.

Response: The investment team took over management of the Series in 2019 and repositioned the portfolio. The Series is not anticipated to have high portfolio turnover going forward.

11.	Comment: Please show the gross benchmark returns first and the net benchmark returns second.

Response: The Prospectus will be revised accordingly.

12.	Comment: Clarify the types of illiquid investments in which the Series may invest.

Response: The Series’ Prospectus will be revised to state the following:

How the Series uses them: The Series may invest up to 10% of its net assets in illiquid investments. Securities that are traded on foreign markets can be illiquid at times.

13.
Comment: The Series’ investment strategies described in response to Item 9 of Form N-1A should be principal investment strategies. Please confirm that the investments disclosed in the section of the Prospectus entitled “The securities in which the Series typically invests” are all principal investment strategies. Any non-principal investment strategies should be moved to a separate section that is specifically labeled as non-principal investment strategies. Also, please distinguish that the “Other investments” section contains non-principal investment strategies by including the phrase “non-principal” in the heading.

Response: The Series confirms that as amended, the investments disclosed in the section of the Prospectus entitled “The securities in which the Series typically invests” are all principal investment strategies. The Prospectus will also be revised to label non-principal investment strategies accordingly.

14.	Comment: Please disclose which of the Series’ investments utilize LIBOR, so as to justify including LIBOR risk in the section of the Prospectus entitled “The risks of investing in the Series.”

Response: Although the Series had not historically done so, the Series is permitted by its stated investment strategies as disclosed in the Prospectus to invest in securities that could have LIBOR or comparable rate exposure.

More generally, consistent with a complex-wide initiative, the Series intends to include additional interbank offered rate (IBOR) risk disclosure in its summary prospectus risks going forward, as follows:

IBOR risk —The risk that potential changes related to the use of the London Interbank Offered Rate (LIBOR) or similar interbank offered rates (“IBORs,” such as the Euro Interbank Offered Rate (Euribor) or the Euro Overnight Index Average (EONIA)) could have adverse impacts on financial instruments that reference LIBOR or a similar rate. While some instruments may contemplate a scenario where LIBOR or a similar rate is no longer available by providing for an alternative rate setting methodology, not all instruments have such fallback provisions and the effectiveness of replacement rates is uncertain. The potential abandonment of LIBOR and similar rates could affect the value and liquidity of instruments that reference such rates LIBOR, especially those that do not have fallback provisions. The use of alternative reference rate products may impact investment strategy performance.

15.	Comment: Please add disclosure related to Brexit risk in the Prospectus if the Series invests heavily in the UK.

Response: The Series will add Brexit risk to its statutory prospectus under “The risks of investing in the Series.”

16.
Comment: Please limit the description of the portfolio managers’ business experience to only include the past 5 years under the section of the Prospectus entitled “Who manages the Series—Portfolio managers” to comply with Item 10(a)(2) of Form N-1A.

Response: The Prospectus will be revised accordingly.

17.
Comment: Under the section of the Prospectus entitled “Who manages the Series—Portfolio managers,” please either name the awards referenced for Åsa Annerstedt specifically or delete the related references.

Response: The Prospectus will be revised accordingly.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s Taylor Brody Taylor Brody